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                                                                                                        ---------------------------
                                                                                                       |       OMB APPROVAL        |
                                    United States                                                       ---------------------------
                          SECURITIES AND EXCHANGE COMMISSION                                           | OMB Number:      3235-0101|
                                 Washington, DC  20549                                                 | Expires:   August 31, 2003|
                                       FORM 144/A                                                      | Estimated average burden  |
                                                                                                       | hours per response:   2.00|
                             NOTICE OF PROPOSED SALE OF SECURITIES                                      ---------------------------
                     PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933                              ---------------------------
                                                                                                       |        SEC USE ONLY       |
ATTENTION:  Transmit for filing 3 copies of this form concurrently with either placing an order with    ---------------------------
a broker to execute sale or executing a sale directly with a market maker.                             | DOCUMENT SEQUENCE NO.     |
                                                                                                       |                           |
                                                                                                       |                           |
                                                                                                       |---------------------------
                                                                                                       | CUSIP NUMBER              |
                                                                                                       |                           |
                                                                                                       |                           |
                                                                                                        ---------------------------
 ----------------------------------------------------------------------------------------------------  | WORK LOCATION             |
| 1(a) NAME OF ISSUER (Please type or print)  | (b) IRS IDENT. NO.            | (c) S.E.C. FILE NO.  | |                           |
|                                             |                               |                      | |                           |
|      Westpoint Stevens Inc.                 |     363498354                 |     001-15381        |  ---------------------------
 ----------------------------------------------------------------------------------------------------
 ----------------------------------------------------------------------------------------------------   ---------------------------
|  1(d) ADDRESS OF ISSUER                  STREET                   CITY         STATE      ZIP CODE | | (e) TELEPHONE NO.         |
|                                                                                                    |  ---------------------------
|       507 W. Tenth St.                                      West Point          GA         31833   | | AREA CODE    |  NUMBER    |
|                                                                                                    | | (706)        |  645-4000  |
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| 2(a) NAME OF PERSON FOR WHOSE ACCOUNT     |(b) IRS IDENT. NO. | (c) RELATIONSHIP TO  |(d) ADDRESS  STREET   CITY  STATE  ZIP CODE|
|      THE SECURITIES ARE TO BE SOLD        |                   |     ISSUER           |                                           |
|                                           |                   |                      |                                           |
|      Greenwich Street Capital Partners    |   134012047       |     10% Owner        |    500 Campus Drive, Suite 220            |
|      II, L.P. and affiliates              |                   |                      |    Florham Park, NJ 07932                 |
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        INSTRUCTION:  The person filing this notice should contact the issuer to obtain the IRS. Identification Number and the S.E.C. File Number.


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| 3(a)         |(b)                      |SEC USE ONLY|(c)              |(d)         |(e)              |(f)          |(g)          |
| Title of the | Name and Address of Each|------------| Number of Shares| Aggregate  | Number of Shares| Approximate | Name of Each|
| Class of     | Broker Through Whom the |  Broker-   | or Other Units  |   Market   | or Other Units  | Date of Sale|  Securities |
| Securities   | Securities are to be    |  Dealer    |  to be Sold     |   Value    |  Outstanding    |             |   Exchange  |
| To Be Sold   | Offered or Each Market  |  File      |                 |            |                 |  See instr. |             |
|              | Maker who is Acquiring  |  Number    |                 |(See instr. |                 |    3(f))    |  See instr. |
|              | the Securities          |            |(See instr. 3(c))|   3(d))    |(See instr. 3(e))|(MO. DAY YR.)|    3(g))    |
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|              |                         |            |                 |            |                 |             |             |
|Common Stock, |Jefferies & Company, Inc.|            |   3,202,600     |$17,614,300 |    49,648,157   |  Over the   | New York    |
|par value $.01|520 Madison Avenue       |            |                 |            |                 |  next       | Stock       |
|per share     |New York, NY 10022       |            |                 |            |                 |  90 days    | Exchange    |
|              |                         |            |                 |            |                 |             |             |
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|              |                         |            |                 |            |                 |             |             |
|              |                         |            |                 |            |                 |             |             |
|              |                         |            |                 |            |                 |             |             |
|              |                         |            |                 |            |                 |             |             |
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INSTRUCTIONS:

1.(a) Name of issuer                                       3.(a) Title of the class of securities to be sold
  (b) Issuer's I.R.S. Identification Number                  (b) Name and address of each broker through whom the securities are
  (c) Issuer's S.E.C. file number, if any                        intended to be sold
  (d) Issuer's address, including zip code                   (c) Number of shares or other units to be sold (if debt securities,
  (e) Issuer's telephone number, including area code             give the aggregate face amount)
                                                             (d) Aggregate market value of the securities to be sold as of a
2.(a) Name of person for whose account the securities            specified date within 10 days prior to the filing of this notice
      are to be sold                                         (e) Number of shares or other units of the class outstanding, or if
  (b) Such person's I.R.S. identification number if              debt securities the face amount thereof outstanding, as shown by
      such person is an entity                                   the most recent report or statement published by the issuer
  (c) Such person's relationship to the issuer               (f) Approximate date on which the securities are to be sold
      (e.g., officer, director, 10% stockholder, or          (g) Name of each securities exchange, if any, on which the securities
      member of immediate family of any of the                   are intended to be sold
      foregoing)
  (d) Such person's address, including zip code

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                                                  TABLE I -- SECURITIES TO BE SOLD
                   Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

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|  Title of    |  Date You   | Nature of Acquisition | Name of Person from Whom |      Amount of      |   Date of   |  Nature of   |
|  the Class   |  Acquired   |      Transaction      |        Acquired          | Securities Acquired |   Payment   |   Payment    |
|              |             |                       |   (If gift, also date    |                     |             |              |
|              |             |                       |      donor acquired)     |                     |             |              |
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|              |             |                       |                          |                     | On the date |              |
|Common Stock, | Over a      |  investment           | Open market purchases,   |      3,202,600      | of each     |     cash     |
|par value $.01| period from |                       | except for 1.5 million   |                     | purchase    |              |
|per share     | 6/23/00     |                       | shares acquired in a     |                     | over a      |              |
|              | through     |                       | private transaction.     |                     | period from |              |
|              | 7/18/01     |                       |                          |                     | 6/23/00     |              |
|              |             |                       |                          |                     | through     |              |
|              |             |                       |                          |                     | 7/18/01     |              |
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INSTRUCTIONS:  1. If the securities were purchased and full payment therefor     2. If within two years after the acquisition of
                  was not made in cash at the time of purchase, explain in the      the securities the person for whose account
                  table or in a note thereto the nature of the consideration        they are to be sold had any short positions,
                  given.  If the consideration consisted of any note or other       put or other options to dispose of securities
                  obligation, or if payment was made in installments describe       referred to in paragraph (d)(3) of Rule 144,
                  the arrangement and state when the note or other obligation       furnish full information with respect thereto.
                  was discharged in full or the last installment paid.

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                                        TABLE II -- SECURITIES SOLD DURING THE PAST 3 MONTHS
     Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

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|                                                           |                          |            |   Amount of   |              |
|         Name and Address of Seller                        | Title of Securities Sold |Date of Sale|Securities Sold|Gross Proceeds|
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| Greenwich Street Capital Partners II, L.P. and affiliates | Common Stock par value   |   5/15/02  |    277,200    |  $1,525,210  |
| 500 Campus Drive, Suite 220                               | $.01 per share           |   5/16/02  |    424,400    |  $2,355,844  |
| Florham Park, NJ  07932                                   |                          |   5/17/02  |     70,500    |  $  352,500  |
|                                                           |                          |   5/20/02  |     22,500    |  $  114,057  |
|                                                           |                          |   5/21/02  |      2,800    |  $   14,420  |
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REMARKS:  This Amendment amends the Form 144 initially filed on May 15, 2002.


INSTRUCTIONS:                                                           ATTENTION:
See the definition of "person" in paragraph (a) of Rule 144.            The person for whose account the securities to which this
Information is to be given not only as to the person for whose          notice relates are to be sold hereby represents by signing
account the securities are to be sold but also as to all other          this notice that he does not know any material adverse
person included in that definition.  In addition, information           information in regard to the current and prospective
shall be given as to sales by all persons whose sales are               operations of the Issuer of the securities to be sold which
required by paragraph (e) of Rule 144 to be aggregated with sales       has not been publicly disclosed.
for the account of the person filing this notice.

                                                                                GREENWICH STREET CAPITAL PARTNERS II, L.P.
                                                                                GSCP OFFSHORE FUND, L.P.
                                                                                GREENWICH FUND, L.P.
                                                                                GREENWICH STREET EMPLOYEES FUND, L.P.
                                                                                TRV EXECUTIVE FUND, L.P.

                                                                                By:  GREENWICH STREET INVESTMENTS II, L.L.C.,
                                                                                     its General Partner


                       5/24/02                                                  By:   /s/ Matthew C. Kaufman
        -----------------------------------------                                    ----------------------------------------
                    DATE OF NOTICE                                                        Matthew C. Kaufman
                                                                                          Managing Member


         The notice shall be signed by the person for whose account the securities are to be sold.  At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

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|    ATTENTION:  Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001).       |
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